Direct Line: (212) 859-8735 Fax: (212) 859-4000 michael.levitt@friedfrank.com
July 1, 2011
Jessica Dickerson
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	McJunkin Red Man Corporation Registration Statement on Form S-4 Filed March 24, 2011 File No.: 333-173035 Registration Statement on Form S-1 Filed March 24, 2011 File No.: 333-173037
Dear Ms. Dickerson:
     This letter sets forth the response of McJunkin Red Man Corporation (the “Corporation” or “McJunkin”) to the comment letter, dated June 29, 2011, of the staff of the Division of Corporation Finance (the “Staff”) with respect to McJunkin’s Registration Statement on Form S-4 filed on March 24, 2011 (as amended, the “Registration Statement on Form S-4”) and McJunkin’s Registration Statement on Form S-1 filed on March 24, 2011 (as amended, the “Registration Statement on Form S-1” and, together with the Registration Statement on Form S-4, the “Registration Statements”). This letter is being filed with Amendment No. 4 to the Registration Statement on Form S-4 (the “Amended Registration Statement on Form S-4”) and with Amendment No. 4 to the Registration Statement on Form S-1 (the “Amended Registration Statement on Form S-1” and, together with the Amended Registration Statement on Form S-4, the “Amended Registration Statements”). In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence. We have also sent to your attention via courier courtesy copies of the Amended Registration Statements.
Registration Statement on Form S-4
Item 21. Exhibits and Financial Statement Schedules, page II-4
1.	Please amend your registration statement to ensure that you file a complete copy of Exhibits 10.4, 10.6, and 10.31. For example, we note that Exhibit 10.31, as filed, does not include all of the exhibits and schedules identified on page iv of Exhibit 10.31.

Response:

The Corporation respectfully informs the Staff that updated versions of Exhibits 10.6 and 10.31 are filed with the Amended Registration Statement on Form S-4 and include all schedules and exhibits thereto. In addition, the Corporation respectfully informs the Staff that the credit agreement referred to in Exhibit 10.4 was fully prepaid and terminated in June 2011, and so is no longer a required material contract. Therefore, the Corporation believes that Exhibit 10.4 is moot and the Corporation does not need to update Exhibit 10.4.
     Should you have any questions or comments with respect to this filing, please call me at (212) 859-8735.

Sincerely, /s/ Michael A. Levitt Michael A. Levitt

cc:	Andrew R. Lane (McJunkin Red Man Corporation)
James F. Underhill (McJunkin Red Man Corporation)
Elton Bond (McJunkin Red Man Corporation)
Jeff Gordon (Securities & Exchange Commission)
Jeanne Baker (Securities & Exchange Commission)
Craig Slivka (Securities & Exchange Commission)
Pamela Long (Securities & Exchange Commission)

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